Exhibit 99.2

HONGLI GROUP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Hongli Group Inc. (“Hongli Cayman”) was incorporated in Cayman Islands as an exempted company with limited liability on February 9, 2021. Hongli Cayman serves as a holding company and conducts its businesses through its subsidiaries and the consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE. Hongli Cayman, its subsidiaries, the VIE and the subsidiaries of the VIE are collectively referred to herein as the “Company”, “we”, “our”, “us” or “Hongli Group”, unless specific reference is made to an entity. The Company is engaged in a business in providing solutions, including the manufacturing and selling of customized metal profiles in the People’s Republic of China (“PRC” or “China”). The Company’s on-going research and development, customer support and continuous quality control help its customers remain competitive.

The Company includes the following subsidiaries and the consolidated VIE and the subsidiaries of the VIE in the unaudited condensed consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China (“PRC”)
VIE and Its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC
Beijing Haozhen Heavy Industry Technology Company Limited (“Haozhen Beijing”) (3)	February 4, 2021	PRC

(1)	Wholly owned subsidiary of Hongli Shandong

(2)	Haozhen Shandong was jointly established by Hongli Shandong and Sungda Tech Co., Ltd., with Sungda Tech holding a 30 % ownership interest in Haozhen Shandong. As of June 30, 2025, Haozhen Shandong had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

(3)	Haozhen Beijing was jointly established by Hongli Shandong and an individual, who holding a 3 % ownership interest in Haozhen Beijing. As of June 30, 2025, Haozhen Beijing had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

Reorganization under common control through VIE structure

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through its WFOE, which in turn, conducts its business substantially through Hongli Shandong. Effective power to direct activities of Hongli Shandong was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Hongli Shandong (“restructuring” or “reorganization”). Neither the Company nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of VIE. As a result of these contractual arrangements and for accounting reporting purposes, the Company is able to consolidate the financial results of Hongli Shandong and its subsidiaries through its WFOE, as the primary beneficiary in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Though the business of the PRC operating entities is not within any sensitive sector that PRC law prohibits direct foreign investment in, to avoid the substantial costs and time for regulatory approval to convert the PRC operating entities into wholly foreign owned entities, on April 12, 2021, Hongli Shandong and its shareholders entered into a series of contractual arrangements with the WFOE which allows the WFOE, the primary beneficiary of the VIE for accounting reporting purposes in accordance with U.S. GAAP, to consolidate the financial results of Hongli Shandong and its subsidiaries.

Agreements that Consolidate the Financial Results of the VIE

Hongli Shandong entered into an exclusive business cooperation and management agreement with the WFOE, pursuant to which the WFOE will provide a series of consulting and technical support services to Hongli Shandong and are entitled to consolidate the financial results of Hongli Shandong. The service fee is paid annually. The term of this agreement shall be continuously effective unless mutually terminated by both parties in writing. Hongli Shandong shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated in the agreement without a written consent from the WFOE.

Agreements that Provide Effective Power to Direct Activities of VIE

The WFOE entered into an equity interest pledge agreement with Hongli Shandong’s shareholders, who pledged all their equity interests in these entities to the WFOE. The equity interest pledge agreement, which was entered into by Hongli Shandong’s shareholders, pledged their equity interests in the WFOE as a guarantee for the payment and performance under the exclusive business cooperation and management agreement by Hongli Shandong. The WFOE is entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity interest pledge agreement, the shareholders of Hongli Shandong cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Hongli Shandong without the prior written consent from the WFOE. The equity pledge right will expire upon the termination of the exclusive business cooperation and management agreement between the WFOE and Hongli Shandong and a full settlement of service fees related therewith. The equity pledges of Hongli Shandong have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

The WFOE also entered into an exclusive option purchase agreement with Hongli Shandong’s shareholders. Pursuant to the agreement, the shareholders have granted an irrevocable and unconditional option to the WFOE their designees to acquire all or part of such shareholders’ equity interests in Hongli Shandong at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition will be equal to the registered capital of Hongli Shandong, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this agreement is valid for ten years upon execution of the agreement and may be extended for an additional ten years at the WFOE’s election.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between the WFOE and Hongli Shandong are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Hongli Shandong may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Hongli Shandong not to pay the service fees when required to do so.

Hongli Cayman’s ability to direct the activities of Hongli Shandong also depends on the power of attorney the WFOE has to vote on all matters requiring shareholders’ approval in Hongli Shandong. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the WFOE or Hongli Shandong.

Hongli Cayman, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of Hongli Shandong and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from Hongli Shandong and its subsidiaries that could be significant to the VIE and subsidiaries. Accordingly, the Company, through the WFOE in which is the primary beneficiary of Hongli Shandong and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of Hongli Shandong and its subsidiaries in accordance with U.S. GAAP.

The accompanying unaudited condensed consolidated financial statements present the historical financial position, results of operations and cash flows of Hongli Shandong and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 16 for the 100 ordinary shares of Hongli Cayman issued on February 9, 2021 in connection with the reorganization and anticipation of the initial public offering of the Company’s equity security).

The following information of the VIE and VIE’s subsidiaries as a whole as of June 30, 2025 and December 31, 2024 were included in the accompanying unaudited condensed consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	June 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$850,204	$857,212
Restricted cash	1,551	15,070
Accounts receivable, net of allowance for expected credit losses of $96,358 and $89,399 as of June 30, 2025 and December 31, 2024, respectively	9,054,097	5,809,374
Notes receivable	811,251	522,331
Inventories, net	1,860,342	2,674,001
Due from parent company	957,938	940,130
Prepaid expense and other current assets	1,414,427	2,004,889
Total current assets	14,949,810	12,823,007
Non-current assets
Property, plant and equipment, net	10,324,602	10,385,742
Prepayment for purchase of Yingxuan Assets	5,440,231	5,339,093
Intangible assets, net	4,465,482	4,432,403
Deferred tax assets	48,272	40,773
Total Assets	$35,228,397	$33,021,018

Liabilities
Current liabilities
Short-term loans	$9,396,513	$6,079,252
Accounts payable	1,667,235	1,380,202
Due to related parties	27,931	32,866
Short-term loans - related parties	8,459,422	-
Income tax payable	171,453	34,428
Accrued expenses and other payables	514,659	638,610
Total current liabilities	20,237,213	8,165,358
Long-term loans	-	3,305,209
Long-term loans - related parties	69,948	7,895,020
Total Liabilities	$20,307,161	$19,365,587

Net Assets	$14,921,236	$13,655,431

	Six Months Ending June 30,
	2025	2024
Revenue, net	$9,587,978	$6,962,241
Gross profit	$3,289,729	$2,302,472
Income from operations	$1,369,299	$358,516
Net income	$994,857	$68,547

The revenue-producing assets held by the VIE and its subsidiaries comprise 100% of the Company’s fixed assets, which mainly consist of property, plant, equipment, and intangible assets, including land use rights. The VIE and its subsidiaries contributed 100% of the Company’s unaudited condensed consolidated revenues for the six months ended June 30, 2025 and 2024.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 12, 2025. The condensed consolidated balance sheet as of December 31, 2024, included herein has been derived from the audited consolidated financial statements as of December 31, 2024, but does not include all disclosures required by the U.S. GAAP.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE. All significant inter-company accounts and transactions have been eliminated on consolidation.

Noncontrolling Interest

Haozhen Shandong was jointly established by Hongli Shandong, the Company’s VIE, which holds a 70% ownership interest, and Sungda Tech Co., Ltd., which holds the remaining 30%. As of June 30, 2025, Haozhen had not commenced operations. For the six months ended June 30, 2025 and 2024, there was no income or loss attributable to the noncontrolling interest. Accordingly, noncontrolling interest is not presented as a separate line item in the accompanying unaudited condensed consolidated financial statements.

Haozhen Beijing was jointly established by Hongli Shandong and an individual, who holding a 3 % ownership interest in Haozhen Beijing. As of June 30, 2025, Haozhen Beijing had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for doubtful accounts, inventory write-down, useful lives of property, plant and equipment, intangible assets, valuation allowance of deferred tax assets and share-based compensations. Actual results could differ from those estimates.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and unaudited condensed consolidated statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2025 and 2024 amounted to ($4,909), and $7,524, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the unaudited condensed consolidated financial statements:

	June 30,	June 30,	December 31,
1 US$ = RMB	2025	2024	2024
Spot rate	7.1636	7.2672	7.2993
Average rate	7.2520	7.2151	7.1957

Fair Value Measurement

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities.

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amounts of its financial assets and liabilities, which primarily include cash and cash equivalents, restricted cash, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current payables, short-term loans, and current portion of finance lease obligation, to approximate their fair values as of June 30, 2025 and December 31, 2024, due to their short-term maturities or because they are recorded at present value.

Earnings (Loss) per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of ordinary shares outstanding for the periods presented. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the company, subject to anti- dilution limitations.

	June 30, 2025	June 30, 2024
Numerator for earnings (loss) per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$990,049	$(1,902,348)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	73,438,750	12,607,981
Per share amount
Per share - basic and diluted	$0.01	$(0.15)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC.

Restricted Cash

Restricted cash consists of cash deposited with the PRC bank and used as collateral to secure the Company’s note receivable payments.

Accounts Receivable, Net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance expected credit losses. ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. CECL model requires measurement of the expected credit loss even if that risk of loss is remote. The management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the loan prime rate (LPR) is a useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and our historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated. The allowance for credit losses was approximately $96,358 and $89,399 as of June 30, 2025 and December 31, 2024, respectively.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in- progress inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Estimated Useful Life
Buildings	30 years
Ancillary facilities of buildings	3-30 years
Machinery equipment	10 years
Vehicles	4 - 5 years
Office equipment	3-5 years
Tools	3 - 5 years
Electronic devices	3 - 5 years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances indicate a change in estimates of useful lives.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 46 to 50 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized as of June 30, 2025 and December 31, 2024, respectively.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

The Company does not have any contract assets. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of June 30, 2025 and December 31, 2024, the Company recorded contract liabilities of $169,072 and $219,933, respectively, which are included in accrued expenses and other payables. The Company recognized $67,197 and $18,733 of revenue during the six months ended June 30, 2025 and 2024, respectively, related to contract liabilities recorded at the beginning of each period. The Company expects to recognize $102,645 of revenue from its current contract liability balance within the next twelve months.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Six Months Ended June 30,
	2025	2024
PRC	$8,099,186	$6,026,009
Overseas	1,488,792	936,232
Total	$9,587,978	$6,962,241

Value Added Tax

Hongli Shandong and its subsidiaries are subject to a VAT of 13% for its business practice. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the periods presented on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation.

Research and Development Expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses associated with research and development personnel. The Company recognizes research and development expenses as expenses when incurred. Research and development expenses were $482,469 and $434,687 for the six months ended June 30, 2025 and 2024, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses associated with sales and marketing personnel. The Company recognized $303,949 and $258,856 of sales and marketing expenses for the six months ended June 30, 2025 and 2024, respectively.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the six months ended June 30, 2025 and 2024.

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the unaudited condensed consolidated statements of income and comprehensive income (loss) when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $0 and $91,925 for the six months ended June 30, 2025 and 2024, respectively and included in other income in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after- tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income (loss) for the six months ended June 30, 2025 and 2024 consisted of net income (loss) and unrealized gain (loss) from foreign currency translation adjustment.

Segment Reporting

The Company follows the ‘management approach’ in determining its reportable operating segments, as prescribed by ASC 280. Under this approach, the Company’s chief operating decision maker (“CODM”)—identified as the Chief Executive Officer—uses internal financial information to make operating decisions and assess performance.

The CODM reviews revenue information analyzed by customer; however, this information is presented only at the revenue level, without allocation of associated costs or resources. As such, these customer-level views do not constitute separate operating segments under U.S. GAAP. Accordingly, the Company has determined that it operates as a single operating and reportable segment.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures through improvements to disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. The Company adopted ASU 2023-09, effective January 1, 2025. The adoption of this standard had no material impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires public entities to disclose significant segment expense categories and other information used by the Chief Operating Decision Maker (CODM) in assessing segment performance, even if the entity has only one reportable segment. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024 and for its interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024. Adoption of the ASU did not affect the determination of the Company’s operating or reportable segments. However, it resulted in expanded disclosures regarding significant expense categories regularly reviewed by the CODM.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Company’s consolidated financial position and/or results of operations. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows, or disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03, as amended by ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): clarifying the Effective Date, will require additional disclosures and disaggregation of certain costs and expenses presented on the face of the income statement. The new guidance is effective for public business entities for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact of adoption of this standard on its unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable, gross	$9,150,455	$5,898,773
Less: allowance for current expected credit loss	(96,358)	(89,399)
Accounts receivable, net	$9,054,097	$5,809,374

Movement of allowance for current expected credit losses:

	June 30, 2025	December 31, 2024
Beginning balance	$89,399	$52,773
Provision for credit losses	5,200	38,617
Exchange rate effect	1,759	(1,991)
Ending balance	$96,358	$89,399

The allowance for credit losses was approximately $96,358 and $89,399 as of June 30, 2025 and December 31, 2024, respectively.

The following CECL rates were used to determine the allowance for current expected credit losses for the six months ended June 30, 2025.

Age of accounts receivable	Current	31-60 days	61-90 days	91-120 days	121-180 days	181-270 days	271-360 days	Over 360 days
Historical loss rate	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	1.000%
Adjustment	0.250%	0.500%	0.750%	1.000%	1.500%	2.250%	3.000%	3.000%
CECL rate	0.250%	0.500%	0.750%	1.000%	1.500%	2.250%	3.000%	4.000%

As of June 30, 2025, accounts receivable of approximately $2.48 million (RMB 17.78 million) were pledged as collateral to secure working capital loans of $1.4 million from China Minsheng Bank (see Note 10).

On May 29, 2025, the Company entered into two recourse factoring agreements with XCMG Group Commercial Factoring (Xuzhou) Co., Ltd. (also known as XuGong Group Commercial Factoring), under which it received advances against trade receivables in the aggregate principal amount of $837,568 (RMB 6,000,000) (see Note 10).

The following CECL rates were used to determine the allowance for current expected credit losses for the year ended December 31, 2024.

Age of accounts receivable	Current	31-60 days	61-90 days	91-120 days	121-180 days	181-270 days	271-360 days	Over 360 days
Historical loss rate	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Adjustment	0.258%	0.517%	0.775%	1.033%	1.550%	2.325%	3.100%	3.100%
CECL rate	0.258%	0.517%	0.775%	1.033%	1.550%	2.325%	3.100%	3.100%

As of December 31, 2024, accounts receivable totaling $2.44 million (RMB 17.78 million) were pledged as collateral to secure a short-term loan of $1.4 million from China Minsheng Bank (see Note 10)

NOTE 4 — NOTES RECEIVABLES

Notes receivable consisted of the following:

	June 30,	December 31,
Maturity Date	2025	2024
Within the first quarter of 2025	$-	$161,413
Within the second quarter of 2025	-	360,918
Within the third quarter of 2025	358,353	-
Within the fourth quarter of 2025	452,898	-
Total	$811,251	$522,331

Notes receivable consists of bank acceptance notes received from customers in connection with the sale of the Company’s products. These notes are issued by financial institutions and represent an unconditional obligation of the issuing bank to pay the full-face value at maturity. The notes are non-interest bearing and generally mature within six to twelve months from the date of issuance.

NOTE 5 — INVENTORIES, NET

Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventories consist of the following:

	June 30,	December 31,
	2025	2024
Raw materials	$607,350	$848,123
Work in progress	1,086,923	1,633,948
Finished goods	223,887	224,297
Subtotal	1,918,160	2,706,368
Reserve for obsolete inventory	(57,818)	(32,367)
Total	$1,860,342	$2,674,001

The Company evaluates inventories for excess and obsolescence on a regular basis, based on management’s assessment of product life cycles, historical and forecasted demand, and market conditions. A write-down is recognized when the carrying amount of inventory exceeds its estimated net realizable value. The Company established inventory valuation allowances of $57,818 and $32,367 for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. For the six months ended June 30, 2025 and 2024, the Company recorded inventory write-downs of $13,146 and $0, respectively.

NOTE 6 — PREPAID EXPENSE AND OTHER CURRENT ASSETS

The prepaid expense and other current assets consist of the following:

	June 30,	December 31,
	2025	2024
Prepaid operating cost	$1,327,258	$1,939,706
Prepaid service cost	45,098	51,730
Others	42,444	13,453
Total	$1,414,800	$2,004,889

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	June 30,	December 31,
	2025	2024
Buildings	$7,935,477	$7,620,784
Machinery equipment and tools	6,488,077	6,244,008
Electronic devices	101,802	96,866
Office equipment	31,792	21,054
Vehicles	228,727	324,888
Construction in progress	-	230,966
Subtotal	14,785,875	14,538,566
Less: accumulated depreciation	(4,461,273)	(4,152,824)
Total	$10,324,602	$10,385,742

Depreciation expenses for the six months ended June 30, 2025 and 2024 amounted to $404,097 and $427,005, respectively, of which $323,107 and $361,841 were included in cost of revenues, respectively, and of which $80,990 and $65,164 were included selling, general and administrative expenses, respectively.

During the six months ended June 30, 2025, the Company disposed of a vehicle and received cash proceeds of $41,368 (RMB 300,000). As a result, fixed assets with a costs basis of $186,436 (RMB 1,352,037) and related accumulated depreciation of $177,115 (RMB 1,284,435) were derecognized. This transaction resulted in a net gain of $27,287 net of VAT of $4,759.

During the six months ended June 30, 2024, the Company disposed of portions of its manufacturing buildings, resulting in cash proceeds of $2,772 (RMB 20,000). As a result, fixed asset costs totaling $158,313 (RMB 1.1 million) and accumulated depreciation of $78,958 (RMB 0.6 million) were removed from the Company’s records. This transaction resulted in a net loss of $76,901 (net of VAT $318) being recorded.

As of June 30, 2025 and December 31, 2024, certain properties and land use rights, which were recorded as intangible assets, were pledged as collaterals to secure the Company’s bank loans (see Note 10 and 15).

During the six months ended June 30, 2025 and 2024, the Company did not recognize any losses of impaired on its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30,	December 31,
	2025	2024
Land use rights	$4,718,212	$4,630,496
Less: accumulated amortization	(252,730)	(198,093)
Intangible assets, net	$4,465,482	$4,432,403

Amortization expense of intangible assets for the six months ended June 30, 2025 and 2024 amounted to $50,264 and $50,521, and of which $38,567 and $38,764 were included in cost of revenues, respectively, and of which $11,697 and $11,757 were included selling, general and administrative expenses, respectively.

As of June 30, 2025 and December 31, 2024, certain land use rights were pledged as collaterals to secure the Company’s bank loans (see Note 10).

During the six months ended June 30, 2025 and 2024, the Company did not recognize any impairment losses on its intangible assets.

Amortization of intangible assets attributable to future periods as of June 30, 2025 is as follows:

Twelve months ended June 30,	Amortization Amount
2026	$101,769
2027	101,769
2028	101,769
2029	101,769
2030	101,769
Thereafter	3,956,637
Total	$4,465,482

NOTE 9 – DEPOSIT FOR INVESTMENT IN JOINT VENTURE

On March 10, 2025, WFOE entered into an Investment Framework Agreement (the “Agreement”) with Zhongke Hongyuan (Beijing) Holdings Co., Ltd. (“Zhongke”). Pursuant to the Agreement, WFOE and Zhongke agreed to establish a joint venture entity named Jinan Langchi Heavy Industry Co., Ltd. (“Langchi”). Zhongke will hold a 60% equity interest in Langchi, while WFOE will hold the remaining 40%. Zhongke committed to contribute capital totaling approximately $41.9 million (RMB 300 million), and WFOE committed to contribute approximately $33.50 million (RMB 239.98 million). WFOE will act solely as an investor and will not participate in the management or operations of the joint venture. Both parties are required to transfer their respective capital contributions to Langchi by June 30, 2025. The initial term of the Agreement is effective from March 10, 2025 through December 31, 2025, and may be renewed upon mutual consent. On December 6, 2024, WFOE deposited its capital contribution of approximately $33.5 million (RMB 239,979,300) following the receipt of proceeds from a private placement completed by the Company. This amount is presented in the consolidated balance sheet as December 31, 2024, under the line item, “Deposit for investment in joint venture”.

As of the reporting date, Zhongke had not made its capital contribution. Langchi have no reportable transactions during six months ended June 30, 2025. Langchi is in discussions with the relevant government agency regarding the land acquisition agreement. Negotiations have commenced but have not yet been formally concluded, and the agreement with the government remains under discussion. Both the land acquisition agreement and Zhongke’s capital contribution are expected to be finalized by the end of 2025. Accordingly, there have been no changes in the status of the deposit for investment in joint venture as of June 30, 2025.

NOTE 10 — LOANS

Loans represent amounts payable to various banks and financial institutions in accordance with the scheduled payment terms outlined in the respective loan agreements. These loans are secured by collateral or guarantees and are classified as either short-term or long-term based on their respective maturities. Certain loan balances that were classified as long-term at December 31, 2024, became payable within twelve months of the reporting date and were accordingly reclassified as short-term as of June 30, 2025. As a result, the Company had no long-term loans outstanding as of June 30, 2025.

Short-term loans

Short-term loans consisted of the following:

Financial Institutions		Current Interest Rate	Maturity Date	June 30, 2025	December 31, 2024
(1)	Rural Commercial Bank of Shandong	4.35%	November 26, 2025	$697,973	$684,997
(2)	Postal Savings Bank of China	5.00%	November 29, 2024	-	-
(3)	Industrial and Commercial Bank of China	4.35%	March 8, 2024	-	-
(4)	Bank of Beijing	3.10%	December 25, 2025	977,162	958,996
(5)	Bank of Rizhao	3.70%	April 10, 2025	-	1,095,996
	Bank of Rizhao	3.50%	April 10, 2026	697,973	-
(6)	Industrial Bank	4.35%	August 13, 2024	-	-
(7)	Agricultural Bank of China	3.90%	September 28, 2025	1,340,108	1,315,195
(8)	China Minsheng Bank	4.00%	August 30, 2025	697,973	684,997
	China Minsheng Bank	3.30%	June 30, 2026	418,784	-
	China Minsheng Bank	3.30%	February 11, 2026	279,189	-
(9)	Weihai City Commercial Bank	3.75%	February 25, 2025	-	1,095,996
(10)	XCMG Group Commercial Factoring (Xuzhou) Co., Ltd.	3.50%	November 25, 2025	139,595	-
	XCMG Group Commercial Factoring (Xuzhou) Co., Ltd.	3.50%	November 25, 2025	697,973	-
(11)	Bank of Weifang	4.00%	April 22, 2026	97,716	-
	Bank of Weifang	4.00%	April 22, 2026	1,245,184	-
(12)	Rural Commercial Bank of Shandong	4.10%	April 27, 2026	1,947,345	-
(13)	Shenzhen Qianhai WeBank Co., Ltd.	6.29%	February 1, 2026	159,538	-
	Short-term loans			9,396,513	5,836,177
	Add: current portion of long-term loans			-	243,075
	Total			$9,396,513	$6,079,252

For the six months ended June 30, 2025 and the year ended December 31, 2024, the Company entered into various credit line and loan agreements with the aforementioned banks and financial institutions. The aggregate outstanding short-term borrowings, including the current portion of long-term loans, were approximately $9.4 million and $6.1 million as of June 30, 2025 and December 31, 2024, respectively. The loans bear interest at rates ranging from 3.10% to 6.29% per annum. Substantially all outstanding short-term borrowings are guaranteed by the Company’s Chief Executive Officer (“CEO”), certain family members of the CEO, and entity owned by those family members.

(1)	On November 22, 2023, the Company obtained a short-term loan of approximately $704,235 (RMB 5,000,000) from the Rural Commercial Bank of Shandong (“RCBS”). The loan bore interest at 4.35% per annum, was secured by patents valued at approximately $2.2 million (RMB 16,000,000), and was guaranteed by the Chief Executive Officer and three of the CEO’s family members. The loan was repaid in full at maturity on November 21, 2024 and subsequently renewed on November 27, 2024 under substantially similar terms. The renewed loan amounted to approximately $697,973 (RMB 5,000,000), bears interest at 4.35% per annum, and matures on November 26, 2025. The proceeds are restricted to the purchase of raw materials for production.

(2)	On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with Postal Savings Bank of China (“PSBC”), which allow the Company to borrow revolving loans of $704,235 (RMB 5,000,000) from PSBC. The revolving loan bore interest of 5% per annum and was to expire on November 29, 2024. The loan was paid in full on November 2, 2024.

(3)	On March 9, 2023, the Company obtained a short-term small business loan of $633,812 (RMB 4,500,000) from the Industrial and Commercial Bank of China (“ICBC”). The loan bore interest of 4.35% per annum and was due by March 8, 2024. The use of loan proceeds was designated for working capital. The loan was also guaranteed by the two family members of the CEO. The Company repaid the loan in full amount on March 8, 2024.

(4)	On January 6, 2023, the Company obtained a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore an interest of 4.3% per annum and matured on January 6, 2024. The Company repaid this loan in full on January 5, 2024. On December 29, 2023, the Company acquired a second $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore interest of 4.30% per annum and matured on December 28, 2024. The loan was paid in full on December 20, 2024. On December 25, 2024, the Company obtained a new short-term loan of $977,162 (RMB7,000,000) from the Bank of Beijing. The loan bears interest of 3.10% per annum and is to mature on December 25, 2025. The use of loan proceeds is restricted to working capital for production. The loan is guaranteed by CEO and one family members of the CEO. Land use rights and construction in progress valued approximately at $729,000 (RMB5,320,000) was pledged to secure this short-term loan.

(5)	On February 14, 2023, the Company obtained $704,235 (RMB 5,000,000) from the Bank of Rizhao. Of this amount, $140,847 (RMB 1,000,000) was a short-term loan for working capital only, $563,388 (RMB 4,000,000) was a short-term loan for the purchase of raw materials only. The loan bore interest of 5.50% per annum, and matured on February 14, 2024. During January and February of 2024, the Company repaid the full amount of the loan. On April 17, 2024, the Company acquired a new short-term loan of $1,095,996 (RMB 8,000,000) from the Bank of Rizhao. The proceeds from this loan were designated solely for purchasing raw materials. The loan, with an interest rate of 3.7% per annum, matured on April 10, 2025, and was fully repaid on that date. Following the repayment, the Company acquired a new loan in the amount of $697,973 (RMB 5,000,000). The loan was designated for working capital and the purchase of raw materials. The new loan bears an interest of 3.50% per annum and is scheduled to mature on April 10, 2026. To secure the loan, the Company pledged land use right valued approximately at $675,000 (RMB 4,836,000). In addition, the CEO and three family members of the CEO have provided personal guarantees for this loan.

(6)	On August 14, 2023, the Company secured a short-term loan amounting to $760,574 (RMB 5,400,000) from Industrial Bank Co., Ltd. (“IBC”). This loan bore an interest rate of 4.35% per annum, matured on August 13, 2024. The funds obtained from this loan were earmarked exclusively for the Company’s working capital needs, particularly to support production activities. To secure the loan, the Company pledged accounts receivable valued approximately at $1.10 million (RMB 7,800,000). Additionally, a family member of the CEO provided a personal guarantee for this financial obligation. The Company repaid the loan in full amount on August 7, 2024.

(7)	On October 21, 2023, the Company obtained a $1,352,132 (RMB 9,600,000) short-term loan from the Agricultural Bank of China (“ABC”) The loan with an interest rate of 3.80% per annum and matured on September 21, 2024. The Company repaid the loan on September 21, 2024. Following the repayment, the Company acquired a new short-term loan of $1,340,108 (RMB9,600,000) from the ABC on September 29, 2024. The new short-term loan bears an interest rate of 3.9% per annum and is set to mature on September 28, 2025. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged land use right valued at $2.07 million (RMB 14,805,100). Moreover, a family member of the CEO has provided personal guarantees for this loan.

(8)	On August 30, 2024, the Company obtained a short-term loan of $1,369,994 (RMB 10,000,000) from China Minsheng Bank. The loan bore interest at an annual rate of 4.0% and is to mature on August 30, 2025. The proceeds were designated for working capital to purchase raw materials. On December 9, 2024, the Company repaid $684,997 (RMB 5,000,000). As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $697,973 (RMB 5,000,000) and $684,997 (RMB 5,000,000), respectively. The loan is secured by accounts receivable totaling approximately $2.48 million (RMB 17,777,592) and is personally guaranteed by two family members of the CEO.

On February 11, 2025, the Company obtained a loan of $279,189 (RMB 2,000,000) from China Minsheng Bank. The loan bears interest at 3.30% per annum and is scheduled to mature on February 11, 2026. On June 30, 2025, the Company obtained an additional loan of $418,784 (RMB 3,000,000) from China Minsheng Bank. This loan also bears interest at 3.30% per annum and is scheduled to mature on June 30, 2026. Both loans were designated solely for the purchase of raw materials to support working capital needs. The loan is secured by accounts receivable totaling approximately $2.48 million (RMB 17,777,592) and is personally guaranteed by two family members of the CEO.

(9)	On February 29, 2024, the Company obtained a short-term loan of $1,095,996 (RMB 8,000,000) from Weihai City Commercial Bank. The loan proceeds were designated solely for the purchasing of raw materials. It bore interest at 3.75% per annum and matured on February 25, 2025. The Company repaid the loan in full on its maturity date. The CEO and three of the CEO’s family members provided personal guarantees for this loan.

(10)	On May 29, 2025, the Company entered into two recourse factoring agreements with XCMG Group Commercial Factoring (Xuzhou) Co., Ltd. (also known as XuGong Group Commercial Factoring), under which it received advances against trade receivables in the aggregate principal amount of $837,568 (RMB 6,000,000). The borrowings comprised $139,595 (RMB 1,000,000) and $697,973 (RMB 5,000,000), each bearing interest at an annual rate of 3.50% and maturing on November 25, 2025. Pursuant to the terms of the contracts, the advances were provided on a full-recourse basis, and the Company remains ultimately responsible for repayment in the event of non-collection from the underlying debtors. The transferred receivables remain on the Company’s balance sheet, and the proceeds are accounted for as short-term loans. Interest expense arising under the contracts is recognized as incurred.

(11)	On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.37 million (RMB 10 million) to support working capital. The loan bears interest at an annual rate of 4.0% and is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $13,700 (RMB 100,000) each, culminating in a balloon payment of $1.30 million (RMB 9.5 million) at maturity. The loan is secured by land use right worth $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. During 2023, the Company repaid $1.23 million (RMB 9 million), leaving a balance of approximately $137,000 (RMB 1 million) outstanding as of December 31, 2024. For the six months ended June 30, 2025, an additional $41,368 (RMB 300,000) was repaid, reducing the outstanding balance to approximately $97,716 (RMB 700,000) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.23 million (RMB 9 million) to support working capital. The loan bears an annual interest rate of 4.0%, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,758 (RMB 20,000) each, culminating in a balloon payment of $1.22 million (RMB 8.9 million) at the end of the maturity. The loan is secured by land use right valued at $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. The loan balance was approximately $1.22 million (RMB 8.9 million) as of December 31, 2024. For the six months ended June 30, 2025, an additional $2,758 (RMB 20,000) was repaid, reducing the outstanding balance to approximately $1,245,184 (RMB 8,920,000) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(12)	On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong for approximately $1.92 million (RMB 14 million) to support working capital. The loan bears interest at an annual rate of 4.1% and is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,370 (RMB 10,000) each, culminating in a balloon payment of $1.91 million (RMB 13.94 million) at maturity. The loan is secured by land use right valued at $4.23 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members. The outstanding loan balance was approximately $1.90 million (RMB 13.96 million) as of December 31, 2024. For the six months ended June 30, 2025, an additional $1,379 (RMB 10,000) was repaid, reducing the outstanding balance to approximately $1,947,345 (RMB 13.95 million) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(13)	On January 30, 2024, the Company obtained three 24-month loans totaling $410,998 (RMB 3.0 million) from Shenzhen Qianhai WeBank Co., Ltd., with proceeds designated solely for working capital. The loans bear interest at an annual rate of 6.29 % and are scheduled to mature on February 1, 2026. Mr. Yuanqing Liu has provided personal guarantees for these borrowings. The outstanding balance was approximately $274,000 (RMB 2.0 million) as of December 31, 2024. During the six months ended June 30, 2025, repayments of $118,194 (RMB 857,143) were made, reducing the balance to approximately $159,538 (RMB 1,142,857) as of June 30, 2025. While this balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

Interest expense pertaining to the above short-term loans for the six months ended June 30, 2025 and 2024 amounted to approximately $170,000 and $128,000, respectively, which included in the interest and financing expenses, net, in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss). The weighted average interest rate for short-term loans was 3.89% and 4.24% for the six months ended June 30, 2025 and 2024, respectively.

Long-term loans

Financial Institutions		Current Interest Rate	Maturity Date	June 30, 2025	December 31, 2024
(1)	Bank of Weifang	4.00%	April 22, 2026	-	136,999
(2)	Bank of Weifang	4.00%	April 22, 2026	-	1,224,775
(3)	Rural Commercial Bank of Shandong	4.10%	April 27, 2026	-	1,912,512
(4)	Shenzhen Qianhai WeBank Co., Ltd.	6.29%	February 1, 2026	-	273,998
	Long-term loans			-	3,548,284
	Less: current portion of long-term loans			-	(243,075)
	Total			$-	$3,305,209

(1)	On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.37 million (RMB 10 million) to support working capital. The loan bears interest at an annual rate of 4.0% and is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $13,700 (RMB 100,000) each, culminating in a balloon payment of $1.30 million (RMB 9.5 million) at maturity. The loan is secured by land use right worth $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. During 2023, the Company repaid $1.23 million (RMB 9 million), leaving a balance of approximately $137,000 (RMB 1 million) outstanding as of December 31, 2024. The loan became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(2)	On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.23 million (RMB 9 million) to support working capital. The loan bears an annual interest at 4.0% and is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,740 (RMB 20,000) each, culminating in a balloon payment of $1.22 million (RMB 8.9 million) at the end of the maturity. The loan is secured by land use right valued at $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. The loan balance was approximately $1.22 million (RMB 8.9 million) as of December 31, 2024. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(3)	On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong for approximately $1.92 million (RMB 14 million) to support working capital. The loan bears interest at an annual rate of 4.1% and is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,370 (RMB 10,000) each, culminating in a balloon payment of $1.91 million (RMB 13.94 million) at maturity. The loan is secured by land use right valued at $4.23 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members. The outstanding loan balance was approximately $1.90 million (RMB 13.96 million) as of December 31, 2024. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(4)	On January 30, 2024, the Company obtained three 24-month loans totaling $410,998 (RMB 3.0 million) from Shenzhen Qianhai WeBank Co., Ltd., with proceeds designated solely for working capital. The loans bear interest at an annual rate of 6.29 % and are scheduled to mature on February 1, 2026. Mr. Yuanqing Liu has provided personal guarantees for these borrowings. The outstanding balance was approximately $274,000 (RMB 2.0 million) as of December 31, 2024. While this balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

Interest expense pertaining to the above loan for the six months ended June 30, 2025 and 2024 amounted to approximately $0 and $155,000, respectively, which included in the interest and financing expenses, net, in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss).

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	June 30,	December 31,
	2025	2024
Salary and welfare payable	$225,105	$285,195
VAT and other taxes payables	107,363	114,114
Interest payable	19,245	21,398
Deferred revenue	169,072	219,933
Other accrued expenses	10,765	54,072
Total	$531,550	$694,712

NOTE 12 — LEASES

The Company entered into several lease agreements to lease machinery to facilitate its manufacturing. The original lease terms range from 13 months to three years. The lease granted the Company an option to purchase the underlying asset at the end of the lease term at a consideration of RMB0 or RMB100. The Company assessed the purchase price in relation to the value of the leased assets and accounted for the leases as finance leases.

For the years ended December 31, 2024, right-of-use assets of $626,414 was transferred to property and equipment upon full repayment of the related leases. As of June 30, 2025 and December 31, 2024, the Company had no outstanding right-of-use assets and lease liabilities.

The Components of lease expenses were as follows:

	For the Six months Ended June 30,
	2025	2024
Finance Lease Cost:
Amortization of right-of-use assets	$-	$11,583
Interest on lease liabilities	-	523
Total finance lease cost	$-	$12,106

NOTE 13 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hongli HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The Company and its Subsidiaries have no presence in the United States and does not conduct business in the United States, accordingly no United States Income Tax should be imposed upon the Company and its Subsidiaries.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Hongli Shandong obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2017. Therefore, Hongli Shandong is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Hongli Shandong further extended its HNTE qualification at the end of 2020 for another three years. On December 7, 2023, the Company obtained a new certificate of HNTE further extended for another three years to 2026.

The current and deferred portions of income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive income (loss) were as follows:

	For the Six Months Ended June 30,
	2025	2024
Current tax provision	$175,529	$9,558
Deferred tax provision (benefit)	(6,645)	1,964
Income tax expense	$168,884	$11,522

The following table reconciles the statutory rates to the Company’s effective tax rate in the PRC:

	For the Six Months Ended June 30,
	2025	2024
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs	(10.00)%	(10.00)%
Effect of additional deduction allowed for tax purposes	(0.43)%	(15.61)%
Effective tax rate	14.57%	(0.61)%

The tax effects of temporary differences that give rise to the deferred assets were as follows:

	June 30, 2025	December 31, 2024
Deferred Tax Assets
Depreciation and amortization	$26,660	$28,948
Allowance for CECL	12,939	6,971
Inventory reserve	8,673	4,854
Loss carried forward	371	-
Valuation allowance	(371)
Deferred tax assets	$48,272	$40,773

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at June 30, 2025 and December 31, 2024 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2025 and December 31, 2024, the Company has not declared any dividends.

As of June 30, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of June 30, 2025, income tax returns for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s unaudited condensed consolidated financial statements as of June 30, 2025 and December 31, 2024. In addition, the outcome of these examinations may impact on the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding $13,959 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of June 30, 2025 and December 31, 2024.

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the six months ended June 30, 2025 and 2024, revenue from the Company’s top three customers accounted for 65% and 71% of total revenue, respectively. The largest customer contributed 37% and 47% of total revenue, the second largest contributed 15% and 12%, and the third largest contributed 13% and 12%, respectively. As of June 30, 2025 and December 31, 2024, accounts receivable from the largest customer represented 49% and 42% of total accounts receivable, respectively; accounts receivable from the second largest customer represented 18% and 17%, respectively.

Vendor concentration risk

For the six months ended June 30, 2025 and 2024, purchases from the Company’s largest supplier accounted for 22% and 22% of total purchases, respectively; purchases from the second largest supplier accounted for 13% and 15%, respectively; and purchases from the third largest supplier accounted for 12% and 12%, respectively. As of June 30, 2025, the Company had prepaid balances of $1,031,088 and $140,539 with its largest supplier and another supplier, representing 75% and 10% of the Company’s total prepaid expenses, respectively.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2025 and December 31, 2024, the RMB denominated cash and cash equivalents amounted to $918,462 and $903,228, respectively.

Concentration of Credit Risks

The Company’s operations are conducted in the People’s Republic of China (“PRC”). As such, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, as well as by the overall state of the PRC economy. The Company’s operations are subject to specific considerations and significant risks not typically associated with companies operating in North America. These risks include changes in governmental policies regarding laws and regulations, anti-inflationary measures, currency conversion and remittance restrictions, and tax rates and methods, among other factors. Such changes could have a material adverse effect on the Company’s results of operations and financial condition.

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and accounts receivable arising from its normal business activities. The Company places its cash with financial institutions it believes to be creditworthy. All cash is maintained with state-owned banks in the PRC. Under PRC regulations, the maximum insured amount per financial institution per entity is approximately $70,000 (RMB 500,000). As of June 30, 2025 and December 31, 2024, the Company’s uninsured cash balances totaled approximately $515,000 and $546,000, respectively. The Company has not experienced any losses related to these bank deposits and believes it is not exposed to significant credit risk with respect to its cash balances.

The Company routinely evaluates the financial condition of its customers and establishes an allowance for doubtful accounts based on expected credit losses and other relevant risk factors. As a result, the Company believes its exposure to credit risk on accounts receivable, beyond the recorded allowance, is not significant.

NOTE 15 — RELATED PARTY

The related parties had transactions for the years ended June 30, 2025 and December 31, 2024 consist of the following:

Name of the related parties	Nature of the relationship
Jie Liu	CEO of the Company
Xiangmei Zeng	CFO of the Company
Jian Liu	Vice president of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO
Jiekonsen (Shandong) Lubricant Technology Co., Ltd	Controlled by Jie Liu (40%) and Yuanqing Liu (60%), Provide guarantee for the company’s outstanding short-term loans.

Amount due from (due to) related parties:

	June 30,	December 31,
	2025	2024
Jie Liu	$(73,039)	$(17,875)
Xiangmei Zeng	(58)	-
Jian Liu	(96)	-
Hongyu Hao	-	(629)
Yongqing Dong	(5,372)	(2,743)
Due from (due to) related parties, net	$(78,565)	$(21,247)

As of June 30, 2025, the Company had short-term loans owed to a related party totaling $417,639 and long-term loans owed to a related party totaling $69,948.

On February 21, 2025, the Company entered into a loan arrangement with its CEO, pursuant to which the Company received proceeds of $418,784 (RMB 3,000,000) to support short-term working capital requirements. The loan is non-interest bearing and matures on December 31, 2025. The Company made a partial repayment of $13,959 on April 21, 2025. As of June 30, 2025, the outstanding balance of $404,824 was classified within short-term loans – related party in the accompanying unaudited condensed consolidated balance sheet.

In April 2025, the Company purchased a vehicle for $97,130 (RMB 695,809), which included value-added tax (“VAT”) of $10,709 (RMB 76,712) and purchase tax of $4,049 (RMB 29,009). Since the VAT is recoverable, it was not capitalized, and the vehicle was recorded at a cost basis of $86,423 (RMB 619,097). The Company paid a down payment of $9,325 (RMB 66,800) and purchase tax of $4,049 (RMB 29,009), while the remaining balance of $83,757 (RMB 600,000) was funded by its CEO. The CEO obtained a bank loan to provide the funds, which is collateralized by the vehicle. The Company agreed to repay the CEO in 60 monthly installments of $1,919 (RMB 13,750), beginning in June 2025. There is no written agreement between the Company and the CEO.

As of June 30, 2025, the outstanding balance of this loan due to the CEO was $82,763 (RMB 592,881), of which $12,815 (RMB 91,802) is classified as current and $69,948 (RMB 501,079) as noncurrent.

Balances of loans owed to a related party primarily represent monetary advances and repayments made in the normal course of business. The total loans advanced from and repaid to related parties for the six months ended June 30, 2025 and 2024, were $1,061,776 and $580,133, and $1,406,772 and $1,038,298, respectively. The Company advanced $351,924 to Mr. Jie Liu during 2023, and the amount due from him was fully repaid in 2024.

NOTE 16 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of June 30, 2025 and December 31, 2024 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

Ordinary shares

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary Shares at $0.0001 par value per share to Hongli Development Limited (“Hongli Development”) and issued 3 Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited (“Hongli Technology”).

On March 28, 2022, the Company’s shareholders approved an issuance of 17,999,900 new Ordinary Shares at par value $0.0001 per share, among which, 17,459,903 new Ordinary Shares were issued to Hongli Development and 539,997 new Ordinary Shares were issued to Hongli Technology, which share issuances were equivalent to a forward split of the Company’s outstanding Ordinary Shares at an approximate or rounded ratio of 180,000-for-1 share. As a result, the Company had $50,000 divided into 500,000,000 Ordinary Shares with a par value of $0.0001 per share.

On September 13, 2022, the current existing shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development Limited surrendered 1,455,000 Ordinary Shares and Hongli Technology Limited surrendered 45,000 Ordinary Shares, respectively. Furthermore, Hongli Development Limited surrendered another 6,500,000 Ordinary Shares on December 1, 2022. As a result, 10,000,000 Ordinary Shares were issued and outstanding as of December 31, 2022, among which, Hongli Development Limited holds 9,505,000 Ordinary Shares and Hongli Technology Limited holds 495,000 Ordinary Shares, respectively. The shares and per share data are presented on a retroactive basis as if the reorganization, share issuance, and share surrender made by the current existing shareholders of the Company had been in existence from the earliest period presented. The Company issued 2,062,500 Ordinary Shares in connection with the initial public offering closed on March 31, 2023. The Company issued 309,375 Ordinary Shares in connection with the underwriter’s exercise of the over-allotment option on May 2, 2023. On November 23, 2023, Hongli Technology Limited surrendered 133,125 ordinary shares to the Company.

Initial Public Offering

On March 31, 2023, the Company closed its Offering of 2,062,500 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $7.2 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over- allotment option were approximately $1.1 million. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

Share Based Compensation

On May 7, 2024, the Company issued 1,200,000 shares of its ordinary shares to three employees and officers as part of their 2024 compensation package. The shares were valued at $1.64 per share, based on the closing market price on May 6, 2024. As a result, $1,968,000 was recognized as wages and employment benefits expenses for the year ended December 31, 2024. Additionally, $120 was recorded as common stock and $1,967,880 as additional paid-in capital in the equity section of the unaudited condensed consolidated financial statements.

Private Placement

On November 13, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 60,000,000 ordinary shares, par value $0.0001 per share, at a purchase price of $0.55 per share, for an aggregate purchase price of $33,000,000. The transaction closed on December 5, 2024. Upon closing, the Company issued 60,000,000 ordinary shares to the Purchasers and received gross proceeds of RMB239,984,300, equivalent to $33,000,000. The ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended.

NOTE 17 — SURPLUS RESERVE

The surplus reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the six months ended June 30, 2025 and 2024, no earnings were appropriated to surplus reserve. The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683 as of June 30, 2025 and December 31, 2024.

NOTE 18 — COMMITMENT AND CONTINGENCIES

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately $17.1 million (RMB 125.0 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of approximately $2.1 million (RMB 15.0 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately $7.1 million (RMB 52.0 million), $6.4 million (RMB 47.0 million) and $1.5 million (RMB 11.0 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of approximately $1.1 million (RMB 7.8 million) in 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately $11.7 million (RMB 85.2 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to approximately $20.7 million (RMB 151.4 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

The Company made a payment of approximately $0.3 million (RMB 2.0 million) to Yingxuan in January 2024.

On May 10, 2025, the Company entered into a supplementary agreement stipulating that payment for the acquisition of land would not be made until the Company receives the land use right certificate.

Following are summary of transactions as of June 30, 2025:

	RMB	US$
Total consideration for purchase of Yingxuan Assets	¥151,372,197	$21,130,744
Total amount paid	124,178,969	17,334,715
Balance due	¥27,193,228	$3,796,029

Assets title transferred to the Company	¥85,207,329	$11,894,485
Title to be transferred to the Company	¥66,164,868	$9,236,259

Prepayment for purchase of Yingxuan Assets	¥38,971,639	$5,440,231

As of June 30, 2025, the Company had made cumulative payments of approximately $17.3 million (RMB 124.2 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of this amount, titles of assets totaling approximately $11.9 million (RMB 85.2 million) had been legally transferred to the Company. The remaining title of assets, valued at approximately $9.2 million (RMB 66.2 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.8 million (RMB 27.2 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. As this payment obligation is contingent on the occurrence of a future event, no liability has been recognized as of June 30, 2025 and December 31, 2024.

Management is actively working with Yingxuan and relevant government authorities to facilitate the completion of the legal title transfer. The Company expects the transfer to be finalized, but the timing may be impacted by legal or administrative delays. The Company continues to monitor developments and evaluate any potential financial or operational impact.

On July 22, 2025, the Company made an additional payment of approximately $405,479 (RMB 2,904,692) to Yingxuan.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

NOTE 19 – SEGMENT REPORTING

Operating segments as defined in ASC 280, “Segment Reporting”, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.

The Company operates as a single reportable segment. The Company manufactures and sells agricultural machinery cab assemblies, construction machinery cab assemblies, excavator cab assemblies, and special-shaped steel pipes. All products are manufactured at a single facility located in China. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer.

The measures of segment profit or loss and total assets used by the chief operating decision maker to assess performance for the one segment and decide how to allocate resources is based on net income (loss) and total assets as reported on the statements of operations and balance sheets, respectively. The significant expense categories, their amounts and other segment items that are regularly provided to the chief operating decision maker are those that are reported in the Company’s statements of operations. The CODM does not evaluate operation based on geographic stales.

For the six months ended June 30, 2025 and 2024, approximately 15.5% and 13.4% of revenue, respectively, was derived from export sales to South Korea, with the remainder generated from customers in China. The table below provides information about the Company’s segment:

	Six Months Ended June 30,
	2025	2024
Revenues from domestic sales	$8,099,186	$6,026,009
Revenues from export	1,488,792	936,232
Segment revenues, net	9,587,978	6,962,241
Operating expenses:
Cost of goods sold	6,298,249	4,659,769
Selling expenses	303,949	258,856
Professional services	509,998	577,021
Research and development	482,469	434,687
Other operating expenses	709,271	2,726,150
Total operating expenses	8,303,936	8,656,483
Income (loss) from operations	1,284,042	(1,694,242)
Other income	86,459	127,373
Interest and financing expenses, net	(198,778)	(216,131)
Other expenses	(12,790)	(107,826)
Total other expenses	(125,109)	(196,584)
Income (loss) before income taxes	1,158,933	(1,890,826)
Income tax expense	168,884	11,522
Segment net income (loss)	$990,049	$(1,902,348)

NOTE 20 — SUBSEQUENT EVENTS

On August 25, 2025, the Company repaid a short-term loan of $139,595 (RMB 1,000,000) to China Minsheng Bank.

On August 27, 2025, the Company repaid a short-term loan of $558,378 (RMB 4,000,000) to China Minsheng Bank.

On September 3, 2025, the Company obtained a new short-term loan of $558,378 (RMB 4,000,000) from China Minsheng Bank.

The loan bears interest at an annual rate of 3.3% per annum and is scheduled to mature on September 3, 2026. The proceeds were designated for working capital to purchase raw materials. The loan is secured by accounts receivable totaling approximately $2.81 million (RMB 20,116,284) and is personally guaranteed by two family members of the CEO.

On September 23, the Company fully repaid a short-term loan of $1,340,108 (RMB 9,600,000) to the Agricultural Bank of China.

On September 29, 2025, the Company obtained a new short-term loan of $3,489,865 (RMB25,000,000) from Rural Commercial Bank of Shandong The loan bears interest at 3.2% per annum and matures on September 28, 2026. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged land use right valued at approximately $6.0 million (RMB 43.1 million). In addition, CEO and three family members of the CEO have provided personal guarantees for this loan.

The Company made monthly payments of $19,942 (RMB 142,857) to Shenzhen Qianhai WeBank Co., Ltd. for July, August, and September.

On July 22, 2025, the Company made a payment of approximately $405,479 (RMB 2,904,692) to Yingxuan.

On September 27, 2025, the Company repaid $18,878 (RMB 135,235) to its CEO, thereby reducing the amount due to related parties accordingly.

On July 10, 2025, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market.

The Notice has no immediate effect on the continued listing status of the Ordinary Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until January 6, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before January 6, 2026, the closing bid price of the Ordinary Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement, and the matter would be resolved. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to January 6, 2026, in order to regain compliance.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the initial 180 calendar day period, the Company may be eligible for additional time for compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company intends to actively monitor the closing bid price of the Ordinary Shares and will evaluate available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will regain compliance during the initial 180-day compliance period, secure a second compliance period or maintain compliance with the other Nasdaq Listing Rules.